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                                                                   EXHIBIT 59


                             [PENNZOIL LETTERHEAD]


FOR IMMEDIATE RELEASE                                   Contact: Robert Harper
                                                                 713-546-8536


                        PENNZOIL OBTAINS UPR'S INTERNAL
                         EVALUATIONS AND TAKEOVER PLAN

        HOUSTON (Sept. 10, 1997) -- Pennzoil Company (NYSE:PZL) announced today that it had finally succeeded in forcing Union Pacific Resources Group (NYSE:UPR) to disclose the entire contents of six key internal documents previously withheld from the public.

        After more than two months of legal maneuvering, UPR was forced to agree to permit the documents to be placed in the public domain. On September 8th, UPR, faced with the imminent threat of a preliminary injunction being granted against it at today's hearing in Fort Worth, had released isolated excerpts from the documents in Amendment 20 of its 14D-1.

        At the hearing today in U.S. District Court before Judge Terry R. Means, UPR agreed to release the full contents of the documents when faced with the alternative of the court ordering them to do so. As a consequence of their disclosure, Judge Means declared Pennzoil's application for preliminary injunction to be moot.

        The documents reveal in startling detail UPR's plan to "blur the market's perception" by withholding internal valuations of Pennzoil substantially higher than its tender offer value and by concealing UPR's own desperate need for an acquisition as revealed to the IRS, in the light of projected sharp declines in UPR's production, especially from the Austin Chalk formation.

        UPR told the IRS in June of 1996 that it needed to acquire 750 million barrels of oil equivalent in 1997 in order to offset projected declines of 34% in its Austin Chalk reserves and to achieve its promised 10% production increases per year.